

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 14, 2017

<u>Via E-mail</u>
Arie Trabelsi
Chief Executive Officer
SuperCom Ltd.
1 Arie Shenkar Street
Hertzliya Pituach 4672514, Israel

>   **Re: SuperCom Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2016**
>   **Filed May 24, 2017**
>   **Amendment No. 1 to Form 20-F for the Fiscal Year**
>   **Ended December 31, 2016**
>   **Filed May 25, 2017**
>   **File No. 1-33668**

Dear Mr. Trabelsi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Year Ended December 31, 2016 Compared with Year Ended December 31, 2015</u>

<u>Revenues, page 30</u>

1.   We note that your revenue decreased by approximately $8.3 million from 2015 to 2016. While we note from your disclosure that revenue decreased by approximately $14 million due to near completion of projects in your e-ID division, and it appears that those revenue losses were partially offset by revenue gains from other divisions, it is not

clear how you have accounted for all material changes in your revenues for the periods presented. Please tell us what the numbers in the last sentence of this paragraph represent in terms of dollar amounts and show us how those revenue gains, combined with your revenue losses, account for all material changes in your revenue for the periods presented. In addition, revise future filings to clearly disclose and quantify the reasons underlying each material change in your revenues for the periods presented.

Expenses, page 30

2. You present the non-GAAP measure operating expenses excluding gain from bargain acquisition and discuss changes based on this non-GAAP measure, but you do not identify them as non-GAAP measures, nor do you provide the reconciliations to the most directly comparable GAAP measure and the qualitative disclosures required by Item 10(e) of Regulation S-K. Please revise your presentations in future filings to comply with that guidance.

Item 18. Financial Statements

Consolidated Statements of Operations, page F-2

3. Revise future filings to present the amount of revenues and cost of revenues separately for your products and services. We note from page F-28 that you generate revenues from product sales of raw materials and equipment, as well as from the sale of services of electronic monitoring, treatment programs, maintenance, royalties and project management. Please refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

Note 2: Significant Accounting Policies

k. Revenue Recognition, page F-9

4. We note on page 36 that for your e-ID and security business you recognize royalties when the license issuances are reported to you, usually on a monthly basis. Please tell us how you recognize revenue for these royalties when the license issuances are not reported to you. Revise this note in future filings to specifically disclose your revenue recognition policy for these license issuances.

Note 5: Acquisition, page F-15

5. We note that you recorded bargain purchase gains on the acquisitions of Safend Ltd. and Alvarion Technologies Ltd. during fiscal 2016. Describe to us, in sufficient detail, the reassessment you performed pursuant to ASC 805-30-25-4 before recognizing the gain on bargain purchase.

6.   Describe to us how you determined the $1.425 million fair value of consideration transferred for the acquisition of Alvarion Technologies Ltd. Refer to ASC 805-30-30-7 and 30-8.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Burton at (202) 551-3626 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Kevin J. Kuhar

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery